July 24, 2014

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler, Assistant Director

Re: Innocoll AG Registration Statement No. 333-196910

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Act”), Piper Jaffray & Co. and Stifel, Nicolaus & Company, Incorporated, as representatives of the several underwriters, hereby join Innocoll AG in requesting that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 5:30 p.m. Eastern time on July 24, 2014, or as soon thereafter as possible.

Pursuant to Rule 460 under the Act, we wish to advise you that we have distributed approximately 1,634 copies of the Preliminary Prospectus dated July 15, 2014 (the “Preliminary Prospectus”) through the date hereof to underwriters, dealers, institutions and others.

This is to further advise you that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced Preliminary Prospectus.

Very truly yours,

Piper Jaffray & Co.

By:	/s/ Christie Christina
Name: Christie Christina
Title: Managing Director

Stifel, Nicolaus & Company, Incorporated

By:	/s/ Nicholas Oust
Name: Nicholas Oust
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request]